UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 10, 2019	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, June 10, 2019 — On June 10, 2019, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 1st meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Board to elect the Chairman of the Company; and

(2)	To appoint members of the 4th Compensation Committee.

On matter (1), the Board resolved to elect Shih-Jye Cheng as the new Chairman of the Company, effective on and from June 10, 2019.

On matter (2), the Board resolved to appoint members of the 4th Compensation Committee. The effective date of the new appointment is on June 10, 2019. The elected directors are as follows:

(i)	Chin-Shyh Ou: Chair Professor, Department of Accounting and Information Systems, Asia University;

(ii)	Yuh-Fong Tang: Compensation Committee member of OPNET Technologies Co., Ltd.; and

(iii)	Tai-Haur Kuo: Professor, Department of Electrical Engineering, National Cheng Kung University.